Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated September 13, 2018, relating to (1) the 2018 and 2017 consolidated financial statements and financial statement schedule of Great Elm Capital Group, Inc. (the “Company”), and (2) the effectiveness of the Company’s internal control over financial reporting as of June 30, 2018 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in the Annual Report on Form 10-K of the Company for the year ended June 30, 2018, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

December 21, 2018